Exhibit 99.147

Torque Esports’ Eden Games creates “Gear.Club Unlimited 2 - Tracks Edition”

for Nintendo Switch

●	Mobile gamers can race at the virtual 24 Hours of Le Mans on Nintendo Switch
●	New models added to the game including race cars from Porsche, Bentley, Mercedes-AMG, Ford and Nissan
●	Gear.Club franchise is also available on the Apple iOS and Google Android platform

PARIS, FRANCE (June 3, 2020) – Gamers on the Nintendo Switch platform will soon be able to race virtually at the famous 24 Hours of Le Mans thanks to Torque Esports / Engine Media’s (TSX-V: GAME) (OTCQB: MLLLF) game studio, Eden Games.

The Lyon, France-based studio created Gear.Club Unlimited 2 - Tracks Edition for game publisher, Microids for the popular Nintendo Switch platform.

Gear.Club Unlimited 2 - Tracks Edition will be available for the Nintendo Switch in North America on August 25 and in Europe on the 27th. This new edition will include the famous 24 hours of Le Mans circuit alongside some new legendary race cars.

Gear.Club Unlimited - Tracks Edition will include all the content available from the previously-released Gear.Club Unlimited 2 and will focus on a racing experience closer to a real motorsport competition: pit-stops, tires and fuel management plus race strategy.

“The team at Torque Esports and Engine Media are very passionate about the 24 Hour of Le Mans, and we’re thrilled to be able to race this circuit virtually with the Nintendo Switch,” Engine Media Co-CEO, Darren Cox said.

“The Gear.Club Unlimited platform on Nintendo has been massively successful. We launched the Porsche edition for the Nintendo Switch last year, and now gamers can race on a virtual version of the 24 Hours of Le Mans circuit. It is a brilliant step for mobile virtual racing.”

Cars included in the new Gear.Club Unlimited - Tracks Edition include:

●	Porsche 919 Hybrid, 2015, 16 and 17 Le Mans winner
●	Ford GT40 MK I, 1968 and 69 Le Mans winner
●	Nissan GT-R LM Nismo
●	Mercedes AMG GT3
●	Bentley Continental GT3-R

Thirteen of the cars already present in Gear Club Unlimited 2 will get their “motorsport” version in this new edition.

Gear.Club Unlimited 2 - Tracks Edition Content:

●	All previously released Gear.Club Unlimited 2 content including downloadable content packs.
●	The DLCs Gear.Club Classics and Ace of the Road.
●	A brand new campaign.
●	Five new tracks, including the famous 24 Hours of Le Mans circuit.
●	Five new cars built for motorsport and 13 cars prepared for the “Endurance Championship” campaign.
●	A new time attack mode allowing users to challenge the fastest racers in the world and get your name on the leaderboard! Every combination of track/car will have its very own leaderboard.

The game will support subtitles in English, French, Spanish, Dutch, Italian, German, Russian, Portuguese, Korean, Japanese and traditional Chinese.

The Gear.Club franchise is also available on the Apple iOS and Google Android platform. The game was recently used to select the first qualifier for season three of Torque’s World’s Fastest Gamer competition.

During the recent competition, Gear.Club had a remarkable 590,000 downloads, 64,832 competition entrants who had 424,680 qualifying attempts. In total, the gamers completed 5,351,990 km of racing to try to qualify for the World’s Fastest Gamer finals - that is the equivalent of 214 laps of the earth or 11 trips to the moon and back!

Last year’s World’s Fastest Gamer winner James Bladwin earned a real-world race drive in the World Challenge Europe GT series worth more than US$1 million.

Prior to racing on the Nintendo Twitch at Le Mans from August, Torque Esports / Engine Media will head to the Circuit de la Sarthe next week for the 24 Hours of Le Mans Virtual.

Torque’s racing simulator company Allinsports is backing the entry in the virtual version of the French endurance classic by Formula 1 legends Fernando Alonso and Rubens Barrichello. The FA/RB Allinsports is one of 50 teams invited to compete in the race. The pair of Formula 1 stars will be joined by world-class sim racers Olli Pahkala and Jarl Teien.

Engine Media/Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

Darren Cox, darren.cox@torqueesport.com

About Gear.Club Unlimited 2:

With a vast area to explore, Gear.Club Unlimited 2 offers more than 1800 miles of tracks, on the mountainside, through a nature park, in the middle of the desert or along the coast, as well as 250 races, including championships, missions and challenges. Players will have to use their driving skills to master several types of races: asphalt, icy conditions or rally (sand, dirt and snowy roads).

As you progress through the races, admire the growing collection of cars in your personal garage. Gear.Club Unlimited 2 has more than 50 licensed cars from the world’s most famous manufacturers, such as the Porsche 718 Boxster, 918 Spyder, 911 GT2RS, Dodge Viper, Lotus 3-Eleven or McLaren 720s. Personalize them and make them unique! You can change their appearance with the paint and bodywork or change their driving performance with engine tuning.

About Engine Media Holdings, Inc.

Engine Media is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. The company was formed through the combination of Torque Esports Corp., Frankly Inc., and WinView, Inc. and trades publicly under the ticker symbol (TSX-V: GAME) (OTCQB: MLLLD). Engine Media will generate revenue through a combination of: direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships; as well as intellectual property licensing fees. To date, the combined companies have clients comprised of more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

About Torque Esports

Torque Esports whose brands and businesses include UMG, Stream Hatchet, Eden Games, IDEAS + CARS, The-Race.com, WTF1 and Allinsports visit: www.torqueesport.com.

About Frankly Media

Frankly and its wholly-owned subsidiary Frankly Media, LLC, provides a complete suite of solutions for streaming, VOD and advertising visit: www.franklymedia.com.

About WinView

WinView is a Silicon Valley-based company, pioneering second-screen interactive TV which is pioneering mobile gaming and interactive second screen viewing through its ownership and licensing of intellectual property foundational patents visit: www.winview.tv.

For further information:

Engine Media/Torque Esports: Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404, or Darren Cox, darren.cox@torqueesport.com, https://torqueesport.com.

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